[Letterhead of The Robinson-Humphrey Company, Inc.]

          BY FEDERAL EXPRESS

          TO:     PROJECT TIDE PARTICIPANTS

          FROM:   Charlie Shelton  (404) 266-6015
                  Rennie Faulkner  (404) 266-6658
                  Jim Childs  (404) 266-6435

          DATE:   October 15, 1996

                  Enclosed with this letter is a package of information that has been collected or developed by Big B, Inc. in response to requests from various participants to receive certain information that was not available in the data room. Although as financial advisors to Big B we will continue to entertain requests for additional information and will schedule facility visits for those interested, we believe that with this new information each participant should be in a position to formulate a bid to acquire Big B. We have accordingly streamlined the process as outlined below.

                  Any participant that is interested in acquiring Big B should deliver to our offices to the attention of Charlie Shelton a written bid package not later than 5:00 p.m., Atlanta time, on Friday, October 25, 1996. Deliveries may be made by hand to the address indicated below or by fax to (404) 266-5966. A failure by any participant to provide a bid package by this deadline will be taken to mean that such participant is not interested in acquiring Big B.

                  In order to be deemed complete, each bid package must contain at least the following information and documents:

                  * a proposed form of merger agreement which provides for the precise proposed form of consideration and purchase price per share and which the participant represents it is prepared to execute and deliver;

                  * the precise status of any and all equity and/or debt financing arrangements that would be entered into by such participant in connection with an acquisition of Big B, including copies of any related letters which third party financing sources have delivered or are prepared to deliver to evidence their commitment to provide financing;

                  * any specific divestiture or other commitment the participant is prepared to make to address any concerns that may be raised by antitrust authorities;

                  *  any third party approvals or other
                     contingencies that could delay or otherwise limit such participant's ability to complete an acquisition of Big B on a prompt basis;

                  * an estimated timetable for the completion of the transaction; and

                  *  information as to how to contact key
                     individuals beginning on the evening of
                     October 25.

                  Each participant is strongly encouraged to submit with its bid package its highest and best bid. Any bid package that indicates a range of proposed purchase prices will be deemed to reflect a bid at the bottom end of the range and any attempt to indicate a proposed purchase price by reference to bids that may be received from other parties will be disregarded.

                  Richard Cohn, Big B's regular outside counsel at Sirote & Permutt, P.C., at (205) 930-5133, and Randall Doud, Big B's special outside counsel at Skadden Arps, at
          (212) 735-2524, will be available to review and provide guidance concerning any proposed form of merger agreement that any participant may wish to submit. In any event, we encourage any participant to review with Mr. Doud such participant's assessment of any antitrust or other legal issues relevant to an acquisition by such participant of Big B.

                  Although circumstances may warrant a different approach, we currently expect that the Big B Board of Directors will convene over the weekend of October 26 to consider bids received and, should one or more bids be received that are acceptable as to price and other terms and conditions, to authorize Big B to enter into a merger agreement with the successful bidder.

                  Should you have any questions, please call one of us.